Portfolio Information

As of December 31, 2008

Ten Largest Equity Holdings	Percent of Long-Term Investments
Nestlé SA Registered Shares	2%
BP Plc	2
Novartis AG Registered Shares	1
Total SA	1
HSBC Holdings Plc	1
Roche Holding AG	1
Vodafone Group Plc	1
GlaxoSmithKline Plc	1
Telefonica SA	1
Royal Dutch Shell Plc	1

Geographic Allocation	Percent of Long-Term Investments
Japan	24%
United Kingdom	19
France	10
Germany	9
Switzerland	8
Australia	6
Spain	4
United States	4
Italy	4
Netherlands	2
Sweden	2
Hong Kong	2
Finland	1
Singapore	1
Denmark	1
Norway	1
Greece	1
Belgium	1

Derivative Instruments

The Series may invest in various derivative instruments, including futures and forward currency contracts, and other instruments specified in the Notes to Financials Statements, which constitute forms of economic leverage. Such instruments are used to obtain exposure to a market without owning or taking physical custody of securities or to hedge market and/or interest rate risks. Such derivative instruments involve risks, including the imperfect correlation between the value of a derivative instrument and the underlying asset, possible default of the other party to the transaction and illiquidity of the derivative instrument. The Series' ability to successfully use a derivative instrument depends on the Advisor's ability to accurately predict pertinent market movements, which cannot be assured. The use of derivative instruments may result in losses greater than if they had not been used, may require the Series to sell or purchase portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the Series can realize on an investment or may cause the Series to hold a security that it might otherwise sell. The Series' investments in these instruments are discussed in detail in the Notes to Financial Statements.

Summary Schedule of Investments December 31, 2008

This summary schedule of investments is presented to help investors focus on the Series' principal holdings. It includes the Series' 50 largest holdings, each investment of any issuer that exceeds 1% of the Series' net assets and affiliated issues. "Other Securities" represent all issues not required to be disclosed under the rules adopted by the Securities and Exchange Commission. A complete Schedule of Investments is available without charge, upon request, by calling 800-441-7762 or on the Securities and Exchange Commission's website at http://www.sec.gov.

Industry	Common Stocks	Shares	Value	Percent
Aerospace & Defense	Other Securities		$ 4,546,560	0.6%
Air Freight & Logistics	Other Securities		2,540,547	0.4
Airlines	Other Securities		1,804,705	0.3
Auto Components	Other Securities		4,873,656	0.7
Automobiles	DaimlerChrysler AG	70,599	2,689,951	0.4
	Honda Motor Co., Ltd.	136,500	2,907,271	0.4
	Toyota Motor Corp.	228,200	7,543,910	1.0
	Volkswagen AG	9,578	3,331,346	0.5
	Other Securities		4,853,744	0.7
			21,326,222	3.0
Beverages	Diageo Plc	210,498	2,957,677	0.4
	Other Securities		7,255,328	1.0
			10,213,005	1.4
Biotechnology	Other Securities		1,826,053	0.3
Building Products	Other Securities		3,653,714	0.5
Capital Markets	UBS AG (a)	245,571	3,572,900	0.5
	Other Securities		9,554,396	1.4
			13,127,296	1.9
Chemicals	BASF SE	78,772	3,060,578	0.4
	Other Securities		15,350,353	2.2
			18,410,931	2.6
Commercial Banks	BNP Paribas SA	68,178	2,942,866	0.4
	Banco Bilbao Vizcaya Argentaria SA	295,581	3,662,358	0.5
	Banco Santander SA	652,338	6,295,854	0.9
	HSBC Holdings Plc	991,572	9,704,709	1.4
	Mitsubishi UFJ Financial Group, Inc.	904,674	5,686,011	0.8
	Westpac Banking Corp.	232,966	2,794,129	0.4
	Other Securities		46,270,359	6.6
			77,356,286	11.0
Commercial Services & Supplies	Other Securities		3,701,343	0.5
Communications Equipment	Nokia Oyj	317,753	4,986,297	0.7
	Other Securities		2,427,824	0.3
			7,414,121	1.0
Computers & Peripherals	Other Securities		2,839,458	0.4
Construction & Engineering	Other Securities		6,505,751	0.9
Construction Materials	Other Securities		3,952,025	0.6
Consumer Finance	Other Securities		1,133,074	0.2
Containers & Packaging	Other Securities		736,317	0.1
Distributors	Other Securities		443,728	0.1
Diversified Consumer Services	Other Securities		236,310	0.0
Diversified Financial Services	Other Securities		6,951,431	1.0
Diversified Telecommunication Services	Deutsche Telekom AG	229,735	3,473,430	0.5
	France Telecom SA	150,246	4,187,757	0.6
	Telefonica SA	350,872	7,919,764	1.1
	Other Securities		14,936,900	2.1
			30,517,851	4.3

See Notes to Financial Statements.

Industry	Common Stocks	Shares	Value	Percent
Electric Utilities	E.ON AG	158,040	$ 6,205,782	0.9%
	The Tokyo Electric Power Co., Inc.	102,100	3,408,277	0.5
	Other Securities		20,739,937	2.9
			30,353,996	4.3
Electrical Equipment	ABB Ltd.	189,024	2,882,643	0.4
	Other Securities		6,599,483	0.9
			9,482,126	1.3
Electronic Equipment & Instruments	Other Securities		7,269,774	1.0
Energy Equipment & Services	Other Securities		2,133,717	0.3
Food & Staples Retailing	Tesco Plc	654,003	3,405,414	0.5
	Other Securities		12,865,885	1.8
			16,271,299	2.3
Food Products	Nestlé SA Registered Shares	324,020	12,830,590	1.8
	Unilever NV	134,383	3,257,169	0.5
	Other Securities		9,752,645	1.4
			25,840,404	3.7
Gas Utilities	Other Securities		3,474,775	0.5
Health Care Equipment & Supplies	Other Securities		4,559,824	0.6
Health Care Providers & Services	Other Securities		1,682,555	0.2
Hotels, Restaurants & Leisure	Other Securities		5,154,618	0.7
Household Durables	Other Securities		5,955,129	0.8
Household Products	Other Securities		3,740,759	0.5
IT Services	Other Securities		1,919,999	0.3
Independent Power Producers & Energy Traders	Other Securities		1,509,842	0.2
Industrial Conglomerates	Siemens AG	71,711	5,398,644	0.8
	Other Securities		5,119,223	0.7
			10,517,867	1.5
Insurance	AXA SA	129,232	2,900,688	0.4
	Allianz AG Registered Shares	36,947	3,931,184	0.5
	Muenchener Rueckversicherungs AG Registered Shares	17,317	2,688,423	0.4
	Other Securities		23,216,877	3.3
			32,737,172	4.6
Internet & Catalog Retail	Other Securities		643,692	0.1
Internet Software & Services	Other Securities		600,113	0.1
Leisure Equipment & Products	Other Securities		1,273,665	0.2
Life Sciences Tools & Services	Other Securities		421,373	0.1
Machinery	Other Securities		12,652,601	1.8
Marine	Other Securities		2,639,730	0.4
Media	Vivendi SA	97,557	3,179,773	0.5
	Other Securities		8,252,973	1.2
			11,432,746	1.7
Metals & Mining	BHP Billiton Ltd.	280,586	5,960,817	0.8
	BHP Billiton Plc	184,260	3,573,834	0.5
	Other Securities		16,964,972	2.4
			26,499,623	3.7

See Notes to Financial Statements.

Industry	Common Stocks	Shares	Value	Percent
Multi-Utilities	GDF Suez	90,797	$ 4,506,895	0.6%
	RWE AG	37,100	3,295,108	0.5
	Other Securities		5,810,506	0.8
			13,612,509	1.9
Multiline Retail	Other Securities		2,003,499	0.3
Office Electronics	Canon, Inc.	87,300	2,766,064	0.4
	Other Securities		1,366,519	0.2
			4,132,583	0.6
Oil, Gas & Consumable Fuels	BG Group Plc	278,300	3,852,113	0.5
	BP Plc	1,544,898	11,925,745	1.7
	Eni SpA	215,550	5,186,917	0.7
	Royal Dutch Shell Plc	291,305	7,653,486	1.1
	Royal Dutch Shell Plc Class B	223,973	5,677,368	0.8
	Total SA	177,470	9,757,146	1.4
	Other Securities		9,730,837	1.4
			53,783,612	7.6
Paper & Forest Products	Other Securities		2,223,049	0.3
Personal Products	Other Securities		2,757,703	0.4
Pharmaceuticals	AstraZeneca Plc	120,741	4,939,567	0.7
	Bayer AG	63,337	3,690,546	0.5
	GlaxoSmithKline Plc	433,752	8,066,813	1.2
	Novartis AG Registered Shares	200,847	10,058,710	1.4
	Roche Holding AG	58,996	9,133,591	1.3
	Sanofi-Aventis	86,580	5,537,927	0.8
	Takeda Pharmaceutical Co., Ltd.	68,300	3,559,954	0.5
	Other Securities		10,524,500	1.5
			55,511,608	7.9
Professional Services	Other Securities		2,217,546	0.3
Real Estate Investment Trusts (REITs)	Other Securities		7,009,570	1.0
Real Estate Management & Development	Other Securities		10,260,671	1.4
Road & Rail	Other Securities		7,871,885	1.1
Semiconductors & Semiconductor Equipment	Other Securities		2,659,634	0.4
Software	Nintendo Co., Ltd.	8,100	3,095,429	0.4
	Other Securities		3,960,332	0.6
			7,055,761	1.0
Specialty Retail	Other Securities		5,059,225	0.7
Textiles, Apparel & Luxury Goods	Other Securities		5,332,533	0.8
Tobacco	British American Tobacco Plc	156,974	4,094,960	0.6
	Other Securities		3,745,625	0.5
			7,840,585	1.1
Trading Companies & Distributors	Other Securities		6,075,353	0.9
Transportation Infrastructure	Other Securities		2,672,582	0.4
Water Utilities	Other Securities		326,778	0.0
Wireless Telecommunication Services	Vodafone Group Plc	4,354,451	8,916,407	1.3
	Other Securities		5,962,912	0.8
			14,879,319	2.1
	Total Common Stocks		656,163,788	92.9

See Notes to Financial Statements.

	Exchange-Traded Funds	Shares	Value	Percent
	iShares MSCI EAFE Index Fund (b)	617,845	$ 27,722,705	3.9%
	Total Exchange-Traded Funds		27,722,705	3.9

Industry	Preferred Stocks		
Automobiles	Other Securities	457,206	0.1
Household Products	Other Securities	460,595	0.1
Multi-Utilities	Other Securities	197,995	0.0
	Total Preferred Stocks	1,115,796	0.2

	Rights		
Commercial Banks	Other Securities	97,466	0.0
Diversified Financial Services	Other Securities	3	0.0
Metals & Mining	Other Securities	—	0.0
	Total Rights	97,469	0.0
	Total Long-Term Securities (Cost — $865,585,207)	685,099,758	97.0

	Short-Term Securities	Beneficial Interest (000)		
	BlackRock Liquidity Series, LLC Cash Sweep Series, 1.64% (c)(d)	USD 11,260	11,259,665	1.6
	Total Short-Term Securities (Cost — $11,259,665)		11,259,665	1.6
Total Investments (Cost — $876,844,872*)			696,359,423	98.6
Other Assets Less Liabilities			9,759,975	1.4
Net Assets			$ 706,119,398	100.0%

* The cost and unrealized appreciation (depreciation) of investments as of December 31, 2008, as computed for federal income tax purposes, were as follows:

Aggregate cost	$ 895,944,370
Gross unrealized appreciation	$ 44,690,983
Gross unrealized depreciation	(244,275,930)
Net unrealized depreciation	$(199,584,947)

(a) Non-income producing security.

(b) All or a portion of security has been pledged as collateral in connection with open financial futures contracts.

(c) Represents the current yield as of report date.

(d) Investments in companies considered to be an affiliate of the Series, for purposes of Section 2(a)(3) of the Investment Company Act of 1940, were as follows:

Affiliate	Net Activity	Income
BlackRock Liquidity Series, LLC Cash Sweep Series	USD (2,269,673)	$347,498

• For Series compliance purposes, the Series' industry classifications refer to any one or more of the industry sub-classifications used by one or more widely recognized market indexes or ratings group indexes, and/or as defined by Series management. This definition may not apply for purposes of this report, which may combine industry sub-classifications for reporting ease. These industry classifications are unaudited.

See Notes to Financial Statements.

• Financial futures contracts purchased as of December 31, 2008 were as follows:

Contracts	Issue	Exchange	Expiration Date	Face Value	Unrealized Appreciation (Depreciation)
4	Hang Seng Index Future	Hong Kong	January 2009	$ 364,962	$ 6,770
1	IBEX 35 Plus	Eurex	January 2009	$ 128,154	(1,479)
62	OMX Stock Index Future	Stockholm	January 2009	$ 528,796	(12,126)
1	Dax Index 25 Euro	Eurex Deutschland	March 2009	$ 166,557	1,448
159	DJ Euro Stoxx 50	Eurex	March 2009	$5,465,643	(50,714)
69	FTSE 100 Index Future	LIFFE	March 2009	$4,255,013	100,083
1	S&P MIB Index	Eurex	March 2009	$ 136,511	(1,524)
21	SPI 200 Index Future	Sydney	March 2009	$1,288,532	82,615
56	TOPIX Index Future	Tokyo	March 2009	$5,045,773	279,324
Total					$ 404,397

• Foreign currency exchange contracts as of December 31, 2008 were as follows:

Currency Purchased		Currency Sold		Settlement Date	Unrealized Appreciation (Depreciation)
AUD	2,905,650	USD	1,889,627	2/12/09	$ 126,948
AUD	427,000	USD	294,124	2/12/09	2,222
USD	1,343,567	AUD	2,073,650	2/12/09	(95,585)
CHF	698,300	USD	589,627	2/12/09	66,746
USD	584,084	CHF	698,300	2/12/09	(72,288)
CHF	233,000	USD	220,812	2/12/09	(1,802)
EUR	7,325,700	USD	9,176,794	2/12/09	988,533
EUR	1,047,000	USD	1,405,492	2/12/09	47,352
EUR	444,100	USD	554,487	2/12/09	61,757
USD	8,950,183	EUR	7,051,300	2/12/09	(834,380)
USD	254,738	EUR	181,600	2/12/09	2,746
GBP	3,413,500	USD	5,244,862	2/12/09	(342,615)
GBP	615,300	USD	912,473	2/12/09	(28,819)
GBP	484,300	USD	709,222	2/12/09	(13,702)
USD	457,851	GBP	307,900	2/12/09	15,665
USD	4,956,738	GBP	3,302,600	2/12/09	213,758
USD	326,195	GBP	224,000	2/12/09	4,500
JPY	521,967,400	USD	5,391,039	2/12/09	372,100
JPY	105,760,000	USD	1,131,019	2/12/09	36,697
JPY	21,045,000	USD	232,921	2/12/09	(559)
USD	479,549	JPY	45,436,000	2/12/09	(22,119)
USD	3,688,263	JPY	354,702,500	2/12/09	(228,074)
USD	138,335	JPY	13,360,600	2/12/09	(9,181)
SEK	4,806,100	USD	594,468	2/12/09	12,836
USD	398,679	SEK	3,204,300	2/12/09	(6,220)
Total					$ 296,516

• Currency Abbreviations:

AUD	Australian Dollar	JPY	Japanese Yen
CHF	Swiss Franc	SEK	Swedish Krona
EUR	Euro	USD	US Dollar
GBP	British Pound		

See Notes to Financial Statements.

- Effective January 1, 2008, the Series adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 clarifies the definition of fair value, establishes a framework for measuring fair values and requires additional disclosures about the use of fair value measurements. Various inputs are used in determining the fair value of investments, which are as follows:

  - Level 1 — price quotations in active markets/exchanges for identical securities

  - Level 2 — other observable inputs (including, but not limited to: quoted prices for similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks, and default rates) or other market-corroborated inputs)

  - Level 3 — unobservable inputs based on the best information available in the circumstance, to the extent observable inputs are not available (including the Series' own assumption used in determining the fair value of investments)

  The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. For information about the Series' policy regarding valuation of investments and other significant accounting policies, please refer to Note 1 of the Notes to Financial Statements.

  The following table summarizes the inputs used as of December 31, 2008 in determining the fair valuation of the Series' investments:

Valuation Inputs	Investments in Securities	Other Financial Instruments*	
	Assets	Assets	Liabilities
Level 1	$ 40,464,760	$ 470,240	$ (65,843)
Level 2	655,868,163	1,951,860	(1,655,344)
Level 3	26,500	—	—
Total	$696,359,423	$2,422,100	$(1,721,187)

  * Other financial instruments are futures and foreign currency exchange contracts.

  The following is a reconciliation of investments for unobservable inputs (Level 3) used in determining fair value:

	Investments in Securities
Balance, as of January 1, 2008	—
Realized gain (loss)	—
Change in unrealized appreciation (depreciation)[1]	$(661,574)
Net purchase (sales)	—
Net transfers in/out of Level 3	688,074
Balance, as of December 31, 2008	$ 26,500

  [1] Included in the related net change in unrealized appreciation/depreciation on the Statement of Operations.

See Notes to Financial Statements.

Statement of Assets and Liabilities

December 31, 2008

Assets

Investments at value — unaffiliated (cost — $865,585,207)	$ 685,099,758
Investments at value — affiliated (cost — $11,259,665)	11,259,665
Unrealized appreciation on foreign currency exchange contracts	1,951,860
Foreign currency at value (cost — $8,721,925)	8,868,747
Dividends receivable	3,121,399
Contributions receivable from investors	1,416,877
Investments sold receivable	538,023
Margin variation receivable	383,364
Prepaid expenses	24,472
Total assets	712,664,165

Liabilities

Unrealized depreciation on foreign currency exchange contracts	1,655,344
Investments purchased payable	4,575,322
Withdrawals payable to investors	118,681
Investment advisory fees payable	5,532
Other affiliates payable	2,870
Officer's and Directors' fees payable	280
Other accrued expenses payable	186,738
Total liabilities	6,544,767
Net Assets	$ 706,119,398

Net Assets Consist of

Investors' capital	$ 885,713,794
Net unrealized appreciation/depreciation	(179,594,396)
Net Assets	$ 706,119,398

See Notes to Financial Statements.

Statement of Operations

Year Ended December 31, 2008

Investment Income

Dividends	$ 36,817,766
Foreign withholding tax	(3,154,735)
Income — affiliated	347,827
Total income	34,010,858

Expenses

Custodian	546,663
Accounting services	174,017
Investment advisory	93,067
Pricing	84,257
Professional	82,053
Officer and Directors	28,137
Printing	2,360
Miscellaneous	40,583
Total expenses	1,051,137
Less fees waived by advisor	(79,741)
Total expenses after waiver	971,396
Net investment income	33,039,462

Realized and Unrealized Gain (Loss)

Net realized loss from:	
Investments	(33,152,715)
Futures	(10,835,635)
In-kind redemption	(5,277,022)
Foreign currency	(3,044,473)
	(52,309,895)
Net change in unrealized appreciation/depreciation on:	
Investments	(468,611,575)
Futures	265,812
Foreign currency	249,595
	(468,096,168)
Total realized and unrealized loss	(520,406,063)
Net Decrease in Net Assets Resulting from Operations	$ (487,366,601)

See Notes to Financial Statements.

Statements of Changes in Net Assets

Master International Index Series

Increase (Decrease) in Net Assets:	Year Ended December 31, 2008	Year Ended December 31, 2007
Operations		
Net investment income	$ 33,039,462	$ 32,702,640
Net realized gain (loss)	(52,309,895)	21,342,720
Net change in unrealized appreciation/depreciation	(468,096,168)	60,461,397
Net increase (decrease) in net assets resulting from operations	(487,366,601)	114,506,757
Capital Transactions		
Proceeds from contributions	589,551,495	740,944,038
Fair value of withdrawals	(539,237,057)	(542,265,015)
Net increase in net assets derived from capital transactions	50,314,438	198,679,023
Net Assets		
Total increase (decrease) in net assets	(437,052,163)	313,185,780
Beginning of year	1,143,171,561	829,985,781
End of year	$ 706,119,398	$1,143,171,561

Financial Highlights

Master International Index Series

	Year Ended December 31,				
	2008	2007	2006	2005	2004
Total Investment Return					
Total investment return	(41.94)%	10.80%	26.61%	13.64%	20.32%
Ratios to Average Net Assets					
Total expenses after waiver	0.10%	0.09%	0.10%	0.10%	0.09%
Total expenses	0.11%	0.10%	0.11%	0.10%	0.10%
Net investment income	3.54%	2.86%	2.70%	2.53%	2.55%
Supplemental Data					
Net assets, end of year (000)	$ 706,119	$1,143,172	$ 829,986	$ 523,155	$ 322,067
Portfolio turnover	30%	30%	23%	11%	14%

See Notes to Financial Statements.

Notes to Financial Statements

1. Organization and Significant Accounting Policies:

Master International Index Series (the "Series"), a non-diversified management investment company, is part of Quantitative Master Series LLC (the "Master LLC"). The Master LLC is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), and is organized as a Delaware limited liability company. The Master LLC's Limited Liability Company Agreement permits the Directors to issue non-transferable interests in the Series subject to certain limitations. The Series' financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, which may require the use of management accruals and estimates. Actual results may differ from these estimates.

The following is a summary of significant accounting policies followed by the Series:

Valuation of Investments: Equity investments traded on a recognized securities exchange or the NASDAQ Global Market System are valued at the last reported sale price that day or the NASDAQ official closing price, if applicable. For equity investments traded on more than one exchange, the last reported sale price on the exchange where the stock is primarily traded is used. Equity investments traded on a recognized exchange for which there were no sales on that day are valued at the last available bid price. If no bid price is available, the prior day's price will be used, unless it is determined that such prior day's price no longer reflects the fair value of the security. Financial futures contracts traded on exchanges are valued at their last sale price. Short-term securities with maturities less than 60 days are valued at amortized cost, which approximates fair value. The Series values its investment in BlackRock Liquidity Series, LLC Cash Sweep Series at fair value, which is ordinarily based upon their pro-rata ownership in the net assets of the underlying fund.

In the event that application of these methods of valuation results in a price for an investment which is deemed not to be representative of the market value of such investment, the investment will be valued by a method approved by the Board of Directors (the "Board") as reflecting fair value ("Fair Value Assets"). When determining the price for Fair Value Assets, the investment advisor and/or sub-advisor seeks to determine the price that the Series might reasonably expect to receive from the current sale of that asset in an arm's-length transaction. Fair value determinations shall be based upon all available factors that the investment advisor and/or sub-advisor deems relevant. The pricing of all Fair Value Assets is subsequently reported to the Board or a committee thereof.

Generally, trading in foreign securities is substantially completed each day at various times prior to the close of business on the New York Stock Exchange ("NYSE"). The values of such securities used in computing the net assets of the Series are determined as of such times. Foreign currency exchange rates will be determined as of the close of business on the NYSE. Occasionally, events affecting the values of such securities and such exchange rates may occur between the times at which they are determined and the close of business on the NYSE that may not be reflected in the computation of the Series' net assets. If events (for example, a company announcement, market volatility or a natural disaster) occur during such periods that are expected to materially affect the value of such securities, those securities may be valued at their fair value as determined in good faith by the Board or by the investment advisor using a pricing service and/or procedures approved by the Board. Foreign currency exchange contracts and forward foreign currency exchange contracts are valued at the mean between the bid and ask prices. Interpolated values are derived when the settlement date of the contract is an interim date for which quotations are not available.

Derivative Financial Instruments: The Series may engage in various portfolio investment strategies both to increase the return of the Series and to hedge, or protect, its exposure to interest rate movements and movements in the securities markets. Losses may arise if the value of the contract decreases due to an unfavorable change in the price of the underlying security or if the counterparty does not perform under the contract.

- Financial futures contracts — The Series may purchase or sell financial futures contracts and options on futures contracts. Futures contracts are contracts for delayed delivery of securities at a specific future date and at a specific price or yield. Pursuant to the contract, the Series agrees to receive from or pay to the broker an amount of cash equal to the daily fluctuation in value of the contract. Such receipts or payments are known as margin variation and are recorded by the Series as unrealized gains or losses. When the contract is closed, the Series records a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed. The use of futures transactions involves the risk of an imperfect correlation in the movements in the price of futures contracts, interest rates and the underlying assets, and the possible inability of counterparties to meet the terms of their contracts.

- Foreign currency contracts — A forward currency contract is an agreement between two parties to buy and sell a currency at a set exchange rate on a future date. The Series may enter into foreign currency contracts as a hedge against either specific transactions or portfolio positions. Foreign currency exchange contracts, when used by the Series, help to manage the overall exposure to the foreign currency backing some of the investments held by the Series. The contract is marked-to-market daily and the change in market value is recorded by the Series as an unrealized gain or loss. When the contract is closed, the Series records a realized gain or loss equal to the difference between the value at the time it was opened and the value at the time it was closed. The use of forward foreign currency contracts involves the risk that counterparties may not meet the terms of the agreement and market risk of unanticipated movements in the value of a foreign currency relative to the US dollar.

Notes to Financial Statements (continued)

- Foreign currency options and futures — The Series may also purchase or sell listed or over-the-counter foreign currency options, foreign currency futures and related options on foreign currency futures as a short or long hedge against possible variations in foreign exchange rates. When foreign currency is purchased or sold through an exercise of a foreign currency option, the related premium paid (or received) is added to (or deducted from) the basis of the foreign currency acquired or deducted from (or added to) the proceeds of the foreign currency sold. Such transactions may be effected with respect to hedges on non-US dollar denominated securities owned by the Series, sold by the Series but not yet delivered, or committed or anticipated to be purchased by the Series.

Foreign Currency Transactions: Foreign currency amounts are translated into United States dollars on the following basis: (i) market value of investment securities, assets and liabilities at the current rate of exchange; and (ii) purchases and sales of investment securities, income and expenses at the rates of exchange prevailing on the respective dates of such transactions.

The Series reports foreign currency related transactions as components of realized gains for financial reporting purposes, whereas such components are treated as ordinary income for federal income tax purposes.

Preferred Stock: The Series may invest in preferred stocks. Preferred stock has a preference over common stock in liquidation (and generally in receiving dividends as well) but is subordinated to the liabilities of the issuer in all respects. As a general rule, the market value of preferred stock with a fixed dividend rate and no conversion element varies inversely with interest rates and perceived credit risk, while the market price of convertible preferred stock generally also reflects some element of conversion value. Because preferred stock is junior to debt securities and other obligations of the issuer, deterioration in the credit quality of the issuer will cause greater changes in the value of a preferred stock than in a more senior debt security with similar stated yield characteristics. Unlike interest payments on debt securities, preferred stock dividends are payable only if declared by the issuer's board of directors. Preferred stock also may be subject to optional or mandatory redemption provisions.

Segregation and Collateralization: In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC") require that the Series segregates assets in connection with certain investments (e.g., forward foreign currency contracts and financial futures contracts), the Series will, consistent with certain interpretive letters issued by the SEC, designate on its books and records cash or other liquid securities having a market value at least equal to the amount that would otherwise be required to be physically segregated. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, the Series may also be required to deliver or deposit securities as collateral for certain investments (e.g., financial futures contracts).

Investment Transactions and Investment Income: Investment transactions are recorded on the dates the transactions are entered into (the trade dates). Realized gains and losses on security transactions are determined on the identified cost basis. Dividend income is recorded on the ex-dividend dates. Dividends from foreign securities where the ex-dividend date may have passed are subsequently recorded when the Series has determined the ex-dividend dates. Upon notification from issuers some of the dividend income received from a real estate investment trust may be redesignated as of reduction of cost of the related investment and/or realized gain. Interest income is recognized on the accrual basis.

Income Taxes: The Series is classified as a partnership for federal income tax purposes. As such, each investor in the Series is treated as owner of its proportionate share of the net assets, income, expenses and realized and unrealized gains and losses of the Series. Therefore, no federal income tax provision is required. Under the applicable foreign tax law, a withholding tax may be imposed on interest, dividends and capital gains at various rates. It is intended that the Series' assets will be managed so an investor in the Series can satisfy the requirements of Subchapter M of the Internal Revenue Code.

The Series files US federal and various state and local tax returns. No income tax returns are currently under examination. The statute of limitations on the Series' US federal tax returns remains open for the years ended December 31, 2005 through December 31, 2007. The statutes of limitations on the Series' state and local tax returns may remain open for an additional year depending upon the jurisdiction.

Recent Accounting Pronouncement: In March 2008, Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133" ("FAS 161"), was issued. FAS 161 is intended to improve financial reporting for derivative instruments by requiring enhanced disclosure that enables investors to understand how and why an entity uses derivatives, how derivatives are accounted for, and how derivative instruments affect an entity's results of operations and financial position. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The impact on the Series' financial statement disclosures, if any, is currently being assessed.

Other: Expenses directly related to the Series are charged to the Series. Other operating expenses shared by several funds are pro-rated among those funds on the basis of relative net assets or other appropriate methods.

2. Investment Advisory Agreement and Other Transactions with Affiliates:

The Master LLC, on behalf of the Series, has entered into an Investment Advisory Agreement with BlackRock Advisors, LLC (the "Advisor"), an indirect, wholly owned subsidiary of BlackRock, Inc., to provide investment

Notes to Financial Statements (concluded)

advisory and administration services. Merrill Lynch & Co., Inc. ("Merrill Lynch") and The PNC Financial Services Group, Inc. ("PNC") are the largest stockholders of BlackRock, Inc. As of December 31, 2008, Merrill Lynch and PNC are affiliates of BlackRock, Inc.

The Advisor is responsible for the management of the Series' investments and provides the necessary personnel, facilities, equipment and certain other services necessary to the operations of the Series. For such services, the Series pays the Advisor a monthly fee at an annual rate of 0.01% of the average daily value of the Series' net assets.

The Advisor has entered into a contractual arrangement with the Master LLC with respect to the Series under which the Advisor will waive its fees or reimburse expenses so that the total operating expenses incurred by the Series will not exceed 0.12% of the Series' average daily net assets. This arrangement has a one-year term and is renewable. This amount is shown on the Statement of Operations as fees waived by the advisor.

The Advisor has entered into a sub-advisory agreement with BlackRock Investment Management, LLC ("BIM"), an affiliate of the Advisor, under which the Advisor pays BIM for services it provides, a monthly fee that is a percentage of the investment advisory fee paid by the Series to the Advisor.

For the year ended December 31, 2008, the Series reimbursed the Advisor $15,835 for certain accounting services, which is included in accounting services in the Statement of Operations.

In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated, a wholly owned subsidiary of Merrill Lynch, received $41,908 in commissions on the execution of portfolio security transactions for the Series for the year ended December 31, 2008.

The Series may earn income on positive cash balances in demand deposit accounts. For the year ended December 31, 2008, the Series earned $329, which is included in income — affiliated in the Statement of Operations.

Certain officers and/or directors of the Master LLC are officers and/or directors of BlackRock, Inc. or its affiliates. The Series reimburses the Advisor for compensation paid to the Master LLC's Chief Compliance Officer.

3. Investments:

Purchases and sales of investments, excluding short-term securities, for the year ended December 31, 2008 were $358,428,019 and $272,733,058, respectively.

4. Short-Term Borrowings:

The Series, along with certain other funds managed by the Advisor and its affiliates, is a party to a $500,000,000 credit agreement with a group of lenders, which expired November 2008 and was subsequently renewed until November 2009. The Series may borrow under the credit agreement to fund shareholder redemptions and for other lawful purposes other than for leverage. The Series may borrow up to the maximum amount allowable under the Series' current Prospectus and Statement of Additional Information, subject to various other legal, regulatory or contractual limits. The Series paid its pro rata share of a 0.02% upfront fee on the aggregate commitment amount based on its net assets as of October 31, 2008. The Series pays a commitment fee of 0.08% per annum based on the Series' pro rata share of the unused portion of the credit agreement, which is included in miscellaneous in the Statement of Operations. Amounts borrowed under the credit agreement bear interest at a rate equal to the higher of the (a) federal funds effective rate and (b) reserve adjusted one month LIBOR, plus, in each case, the higher of (i) 1.50% and (ii) 50% of the CDX Index (as defined in the credit agreement) in effect from time to time. The Series did not borrow under the credit agreement during the year ended December 31, 2008.

5. Market and Credit Risk:

In the normal course of business, the Series invests in securities and enters into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (credit risk). The value of securities held by the Series may decline in response to certain events, including those directly involving the companies whose securities are owned by the Series; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to credit risk, the Series may be exposed to counterparty risk, or the risk that an entity with which the Series has unsettled or open transactions may default. Financial assets, which potentially expose the Series to credit and counterparty risks, consist principally of investments and cash due from counterparties. The extent of the Series' exposure to credit and counterparty risks with respect to these financial assets is approximated by their value recorded in the Series' Statement of Assets and Liabilities.

The Series invests from time to time a substantial amount of its assets in issuers located in a single country or a limited number of countries. When the Series concentrates its investments in this manner, it assumes the risk that economic, political and social conditions in those countries may have a significant impact on its investment performance. Please see the Summary Schedule of Investments for concentrations in specific countries.

6. Subsequent Event:

On January 1, 2009, Bank of America Corporation announced that it had completed its acquisition of Merrill Lynch, one of the largest stockholders of BlackRock, Inc.

Report of Independent Registered Public Accounting Firm

**To the Investors and Board of Directors of
Quantitative Master Series LLC:**

We have audited the accompanying statement of assets and liabilities, including the summary schedule of investments, of Master International Index Series, one of the portfolios constituting Quantitative Master Series LLC (the "Master LLC") as of December 31, 2008, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Master LLC's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Master LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Master LLC's internal control over financial reporting.

Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2008, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Master International Index Series of Quantitative Master Series LLC as of December 31, 2008, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Princeton, New Jersey
February 25, 2009

Officers and Directors

Master International Index Series

Name, Address and Year of Birth	Position(s) Held with Master LLC	Length of Time Served as a Director[2]	Principal Occupation(s) During Past Five Years	Number of BlackRock-Advised Funds and Portfolios Overseen	Public Directorships
Non-Interested Directors[1]					
Ronald W. Forbes 40 East 52nd Street New York, NY 10022 1940	Co-Chair of the Board of Directors and Director	Since 2007	Professor Emeritus of Finance, School of Business, State University of New York at Albany since 2000.	34 Funds 81 Portfolios	None
Rodney D. Johnson 40 East 52nd Street New York, NY 10022 1941	Co-Chair of the Board of Directors and Director	Since 2007	President, Fairmount Capital Advisors, Inc. since 1987; Director, Fox Chase Cancer Center since 2002; Member of the Archdiocesan Investment Committee of the Archdiocese of Philadelphia since 2003; Director, The Committee of Seventy (civic) since 2006.	34 Funds 81 Portfolios	None
David O. Beim 40 East 52nd Street New York, NY 10022 1940	Director	Since 2007	Professor of Finance and Economics at the Columbia University Graduate School of Business since 1991; Trustee, Phillips Exeter Academy since 2002; Formerly Chairman, Wave Hill Inc. (public garden and cultural center) from 1990 to 2006.	34 Funds 81 Portfolios	None
Dr. Matina Horner 40 East 52nd Street New York, NY 10022 1939	Director	Since 2007	Formerly Executive Vice President of Teachers Insurance and Annuity Association and College Retirement Equities Fund from 1989 to 2003.	34 Funds 81 Portfolios	NSTAR (electric and gas utility)
Herbert I. London 40 East 52nd Street New York, NY 10022 1939	Director and Member of the Audit Committee	Since 2007	Professor Emeritus, New York University since 2005; John M. Olin Professor of Humanities, New York University from 1993 to 2005 and Professor thereof from 1980 to 2005; President, Hudson Institute (policy research organization) since 1997 and Trustee thereof since 1980; Chairman of the Board of Trustees for Grantham University since 2006; Director, InnoCentive, Inc. (strategic solutions company) since 2005; Director, Cerego, LLC (software development and design) since 2005.	34 Funds 81 Portfolios	AIMS Worldwide, Inc. (marketing)
Cynthia A. Montgomery 40 East 52nd Street New York, NY 10022 1952	Director	Since 2007	Professor, Harvard Business School since 1989; Director, Harvard Business School Publishing since 2005; Director, McLean Hospital since 2005.	34 Funds 81 Portfolios	Newell Rubbermaid, Inc. (manufacturing)
Joseph P. Platt, Jr. 40 East 52nd Street New York, NY 10022 1947	Director	Since 2007	Director, The West Penn Allegheny Health System (a not-for-profit health system) since 2008; Director, Jones and Brown (Canadian insurance broker) since 1998; General Partner, Thorn Partners, LP (private investment) since 1998; Formerly Partner, Amarna Corporation, LLC (private investment company) from 2002 to 2008.	34 Funds 81 Portfolios	Greenlight Capital Re, Ltd (reinsurance company)
Robert C. Robb, Jr. 40 East 52nd Street New York, NY 10022 1945	Director	Since 2007	Partner, Lewis, Eckert, Robb and Company (management and financial consulting firm) since 1981.	34 Funds 81 Portfolios	None
Toby Rosenblatt 40 East 52nd Street New York, NY 10022 1938	Director	Since 2007	President, Founders Investments Ltd. (private investments) since 1999; Director of Forward Management, LLC since 2007; Director, The James Irvine Foundation (philanthropic foundation) since 1997; Formerly Trustee, State Street Research Mutual Funds from 1990 to 2005; Formerly Trustee, Metropolitan Series Funds, Inc. from 2001 to 2005.	34 Funds 81 Portfolios	A.P. Pharma, Inc. (specialty pharmaceuticals)

Officers and Directors (continued)

Master International Index Series

Name, Address and Year of Birth	Position(s) Held with Master LLC	Length of Time Served as a Director[2]	Principal Occupation(s) During Past Five Years	Number of BlackRock-Advised Funds and Portfolios Overseen	Public Directorships
Non-Interested Directors[1] (concluded)					
Kenneth L. Urish 40 East 52nd Street New York, NY 10022 1951	Director and Chair of the Audit Committee	Since 2007	Managing Partner, Urish Popeck & Co., LLC (certified public accountants and consultants) since 1976; Member of External Advisory Board, The Pennsylvania State University Accounting Department since 2001; Trustee, The Holy Family Foundation since 2001; Committee Member/Professional Ethics Committee of the Pennsylvania Institute of Certified Public Accountants since 2007; Formerly President and Trustee, Pittsburgh Catholic Publishing Associates from 2003 to 2008; Formerly Director, Inter-Tel from 2006 to 2007.	34 Funds 81 Portfolios	None
Frederick W. Winter 40 East 52nd Street New York, NY 10022 1945	Director and Member of the Audit Committee	Since 2007	Professor and Dean Emeritus of the Joseph M. Katz School of Business, University of Pittsburgh since 2005 and Dean thereof from 1997 to 2005. Director, Alkon Corporation (pneumatics) since 1992; Formerly Director, Indotronix International (IT services) from 2004 to 2008; Director, Tippman Sports (recreation) since 2005.	34 Funds 81 Portfolios	None

[1] Directors serve until their resignation, removal or death, or until December 31 of the year in which they turn 72.

[2] Following the combination of Merrill Lynch Investment Managers, L.P. ("MLIM") and BlackRock, Inc. ("BlackRock") in September 2006, the various legacy MLIM and legacy BlackRock Fund boards were realigned and consolidated into three new Fund boards in 2007. As a result, although the chart shows directors as joining the Master LLC's board in 2007, each director first became a member of the board of directors of other legacy MLIM or legacy BlackRock Funds as follows: David O. Beim since 1998; Ronald W. Forbes since 1977; Matina Horner since 2004; Rodney D. Johnson since 1995; Herbert I. London since 1987; Cynthia A. Montgomery since 1994; Joseph P. Platt since 1999; Robert C. Robb, Jr. since 1999; Toby Rosenblatt since 2005; Kenneth L. Urish since 1999; and Frederick W. Winter since 1999.

Name, Address and Year of Birth	Position(s) Held with Master LLC	Length of Time Served as a Director[2]	Principal Occupation(s) During Past Five Years	Number of BlackRock-Advised Funds and Portfolios Overseen	Public Directorships
Interested Directors[3]					
Richard S. Davis 40 East 52nd Street New York, NY 10022 1945	Director	Since 2007	Managing Director, BlackRock, Inc. since 2005; Formerly Chief Executive Officer, State Street Research & Management Company from 2000 to 2005; Formerly Chairman of the Board of Trustees, State Street Research Mutual Funds from 2000 to 2005; Formerly Chairman, SSR Realty from 2000 to 2004	174 Funds 286 Portfolios	None
Henry Gabbay 40 East 52nd Street New York, NY 10022 1947	Director	Since 2007	Formerly Consultant, BlackRock, Inc. from 2007 to 2008; Formerly Managing Director, BlackRock, Inc. from 1989 to 2007; Formerly Chief Administrative Officer, BlackRock Advisors, LLC from 1998 to 2007; Formerly President of BlackRock Funds and BlackRock Bond Allocation Target Shares from 2005 to 2007 and Treasurer of certain closed-end funds in the BlackRock fund complex from 1989 to 2006.	174 Funds 286 Portfolios	None

[3] Mr. Davis is an "interested person" as defined in the Investment Company Act of 1940, of the Master LLC based on his position with BlackRock, Inc. and its affiliates. Mr. Gabbay is an "interested person" of the Master LLC based on his former positions with BlackRock, Inc. and its affiliates as well as his ownership of BlackRock, Inc. and PNC securities. Directors serve until their resignation, removal or death, or until December 31 of the year in which they turn 72.

Name, Address and Year of Birth	Position(s) Held with Master LLC	Length of Time Served	Principal Occupation(s) During Past Five Years
Master LLC Officers[1]			
Donald C. Burke 40 East 52nd Street New York, NY 10022 1960	Master LLC President and Chief Executive Officer	Since 2007	Managing Director of BlackRock, Inc. since 2006; Formerly Managing Director of Merrill Lynch Investment Managers, L.P. ("MLIM") and Fund Asset Management, L.P. ("FAM") in 2006, First Vice President thereof from 1997 to 2005, Treasurer thereof from 1999 to 2006 and Vice President thereof from 1990 to 1997.
Anne F. Ackerley 40 East 52nd Street New York, NY 10022 1962	Vice President	Since 2007	Managing Director of BlackRock, Inc. since 2000; Chief Operating Officer of BlackRock's US Retail Group since 2006; Formerly Head of BlackRock's Mutual Fund Group from 2000 to 2006.
Neal J. Andrews 40 East 52nd Street New York, NY 10022 1966	Chief Financial Officer	Since 2007	Managing Director of BlackRock, Inc. since 2006; Formerly Senior Vice President and Line of Business Head of Fund Accounting and Administration at PNC Global Investment Servicing (US) Inc. (formerly PFPC Inc.) from 1992 to 2006.
Jay M. Fife 40 East 52nd Street New York, NY 10022 1970	Treasurer	Since 2007	Managing Director of BlackRock, Inc. since 2007 and Director in 2006; Formerly Assistant Treasurer of the MLIM/FAM-advised Funds from 2005 to 2006; Director of MLIM Fund Services Group from 2001 to 2006.
Brian P. Kindelan 40 East 52nd Street New York, NY 10022 1959	Chief Compliance Officer	Since 2007	Chief Compliance Officer of the BlackRock-advised Funds since 2007; Managing Director and Senior Counsel of BlackRock, Inc. since 2005; Formerly Director and Senior Counsel of BlackRock Advisors, Inc. from 2001 to 2004.
Howard B. Surloff 40 East 52nd Street New York, NY 10022 1965	Secretary	Since 2007	Managing Director of BlackRock, Inc. and General Counsel of US Funds at BlackRock, Inc. since 2006; Formerly General Counsel (US) of Goldman Sachs Asset Management, L.P. from 1993 to 2006.

[1] Officers of the Master LLC serve at the pleasure of the Board of Directors.

Further information about the Master LLC's Officers and Directors is available in the Master LLC's Statement of Additional Information, which can be obtained without charge by calling (800) 441-7762.

Custodian
JPMorgan Chase Bank, N.A.
Brooklyn, NY 11245

Accounting Agent
State Street Bank and
Trust Company

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
Princeton, NJ 08540

Legal Counsel
Sidley Austin LLP
New York, NY 10019